July 15, 2024

Daniyel Erdberg
Chief Executive Officer
Safe Pro Group Inc.
18305 Biscayne Blvd. Suite 222
Aventura, FL 33160

       Re: Safe Pro Group Inc.
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280599
Dear Daniyel Erdberg:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Registration Statement on Form S-1
Cover Page

1. Please revise your primary prospectus cover page to note whether your resale offering will commence after your primary offering, or that you are concurrently conducting the resale offering.
2. We note your disclosure in your risk factor on page 17 that "[u]pon the closing of this offering, our executive officers and directors will beneficially own or control approximately 63.5% of our outstanding common stock, or approximately 57.9% if the underwriters exercise their over-allotment option in full." Please revise your cover page to disclose this fact, and to disclose that your officers and directors will have the ability to substantially influence all matters submitted to your stockholders for approval and to substantially influence or control your management and affairs. In addition, please revise to disclose, on the cover page and in the prospectus summary, whether you will be a
 July 15, 2024
Page 2

       "controlled company" as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on "controlled company" exemptions. To the extent you will be considered a "controlled company," please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
Our Competition, page 35

3. We note the disclosure of "key competitive factors" that will impact your success. As requested in our comment letter dated May 14, 2024, please provide further detail describing how you intend to compete on the basis of these factors for each of the sectors in which you operate. In your discussion, please quantify comparative costs and timeframes for development, supply, and production, where appropriate. Resale Prospectus Cover Page, page Alt-1

4. Please revise the cover page of your resale prospectus to briefly discuss the transaction(s)
       pursuant to which the selling shareholders received their shares, and provide a cross reference to a more detailed discussion of the transaction(s) in your filing.
General

5. Please tell us why you did not include a consent from independent accountants for audit reports of Airborne Response Corp. and Safe Pro USA, LLC. Refer to
Section 7 of the
       Securities Act.
       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Cavas S. Pavri